Filed by The First American  Corporation
                            Pursuant to Rules 165 and 425 promulgated under the
                                              Securities Act of 1933, as amended

                              Subject Company: Substance Abuse Management,  Inc.
                                                   Commission File No. 333-66431


Set forth below is the text of a press release dated July 31, 2001:

                   FIRST AMERICAN SUBSIDIARY, HIRECHECK, INC.,
                   ENTERS AGREEMENT TO ACQUIRE MILWAUKEE-Based
                        substance abuse management, inc.

SANTA ANA, Calif., July 31, 2001 - The First American Corporation (NYSE: FAF), the nation's leading diversified provider of business information and related products and services, announced today that its wholly-owned subsidiary, HireCheck, Inc., has entered into a definitive agreement to acquire Milwaukee-based Substance Abuse Management, Inc. (SAMI), the industry leader in drug testing management and medical review officer services. Terms of the transaction, which is expected to close during the first week of August 2001, were not disclosed.

HireCheck's acquisition of SAMI will unite two of the employee-screening industry's premier administrative services companies and expand HireCheck's services to include a truly comprehensive program of substance abuse and occupational health and safety consultation services. The addition will also serve to strengthen First American's growing consumer information and services segment.

With more than 75 percent of Fortune 1000 companies now utilizing pre-employment drug testing services and 85 percent conducting some form of employee background verification, HireCheck estimates the size of the employment-screening market to be in excess of $2.6 billion, and growing.

"HireCheck has had the opportunity to utilize SAMI's excellent services over the past two years as a client," said John W. Long, president of HireCheck, Inc. "We're excited that we will be able to directly offer our clients the benefit of SAMI's complete medical and substance


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abuse services. In turn, SAMI's clients will have access to HireCheck's industry-leading employment background-checking services. The combination of these services is a great stride toward HireCheck's goal to become the premier provider of employment screening services nationally."

"Today, employers want to deal with a single-source provider for their employment screening needs, rather than coordinate multiple independent vendors," said Henry M. Goldberg, M.D., chairman and chief executive officer of SAMI. "Partnering with HireCheck and becoming a member of the First American Family of Companies will allow SAMI to expand its services and increase the amount of resources and expertise available to our clients."

SAMI will continue to operate from its Milwaukee office. Bart K. Valdez, HireCheck's chief operating officer, will become the new president of SAMI. SAMI's current president, Robert Sowinski, will leave to pursue other business interests. Dr. Goldberg will remain as a consultant, and Mary K. Tappa will continue as the senior vice president and chief operating officer of SAMI, reporting to Valdez. HireCheck expects the balance of the SAMI management team to remain intact. HireCheck, Inc., formerly CIC Applicant Background Checks, is based in St. Petersburg, Fla., and provides employment-screening services, including background checks and drug screening, to employers across the nation. HireCheck's staff of 2,200 employees and field agents conduct searches and provide timely, accurate reports on criminal records, credit, civil litigation, prior employment, education, licenses, motor vehicle records, as well as other information necessary for employers to make informed hiring decisions. Information about HireCheck can be found on the Internet at www.hirecheck.com.

Substance Abuse Management, Inc. is headquartered in Milwaukee and provides medical review officer and various third-party administration services. With an extensive menu of services designed for workplace safety and a staff of more than 100 employees, SAMI serves 9,000 clients nationwide, many of which are Fortune 500 and 1000 companies. For more information about SAMI, visit www.samimro.com.

The First American Corporation, based in Santa Ana, Calif., is the nation's leading, diversified provider of business information and related products and services. The corporation's

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

three primary business segments include: title information and services; real estate information and services, which includes mortgage information services and database information and services; and consumer information and services , which provides automotive, subprime and direct-to-consumer credit reporting; direct-to-consumer public records reporting, resident screening; pre-employment screening; automobile title administration; property and automotive insurance tracking services; property and casualty insurance; home warranties; investment advisory; and trust and banking services. Information about the company and an archive of its press releases can be found on the Internet at www.firstam.com.

     Certain statements in this press release, including those relating to the closing of the SAMI acquisition, are forward looking. Risks and uncertainties exist which may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; general volatility in the capital markets; changes in applicable government regulations; consolidation among the company's significant customers and competitors; legal proceedings commenced by the California attorney general and related litigation; the company's continued ability to identify businesses to be acquired; changes in the company's ability to integrate businesses which it acquires; and other factors described in the company's Annual Report on Form 10-K for the year ended Dec. 31, 2000, filed with the Securities and Exchange Commission. The forward-looking statements speak only as of the date they are made. The company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.


Additional Information

First American plans to file a supplement to the prospectus filed as part of First American's Registration Statement No. 333-66431 on Securities and Exchange Commission Form S-4 in connection with the acquisition of Substance Abuse Management, Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE PROSPECTUS, AS SUPPLEMENTED, INCLUDING THE BUSINESS AND FINANCIAL INFORMATION INCORPORATED BY REFERENCE THEREIN, WHEN IT IS AVAILABLE. The Registration Statement and the Prospectus, as supplemented, will contain important information about First American. Investors and security holders will be able to obtain free copies of these documents through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition to the Registration Statement and the prospectus, as supplemented, First American files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by First American at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 800-SEC-0330 for further information on public reference rooms. First American's filings with the SEC are also available to the public from commercial document-retrieval services and the Web site maintained by the SEC at www.sec.gov.

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